

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2022

Anna Rudensjö
General Counsel
Polestar Automotive Holding UK Ltd
Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden

> **Re: Polestar Automotive Holding UK Ltd**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 22, 2021**
> **File No. 333-260992**

Dear Ms. Rudensjö:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2021 letter.

Amendment No. 1 to Form F-4

Cover Page

1. We note your response to our prior comment 3. Please revise to disclose, if true, that your subsidiaries conduct operations in China.

2. Provide a description on your cover page of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

3. Please disclose that the combined company will be a controlled company under Nasdaq listing rules and identify the controlling shareholders and the shareholders' total voting power.

Summary of the Proxy Statement/Prospectus, page 41

4. We note your response to our prior comment 6. Please also describe the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

5. Please describe the operations of Polestar Singapore. Also, you disclose that Polestar was established as a joint venture between Volvo Cars and Geely Holdings in 2017. Please update your disclosure to describe your status with Volvo and Geely including whether Volvo and Geely are your joint venture partners. Please disclose the material terms of your joint venture agreement with Volvo and Geely and file the agreement as an exhibit to your filing. Please clarify for us the joint venture percent ownership interests in Polestar and include such information in your organizational chart.

6. You disclose that Volvo Cars is expected to acquire the Luqiao plant from Geely and rename it "Taizhou" in the fourth quarter of 2021. Please update your disclosure to describe whether this acquisition has occurred.

Recommendation of the GGI Board and Reasons for the Business Combination, page 189

7. We note your response to our prior comment 12. Please revise here to include a reference to the discussion on the independent director exemption available to controlled companies on page 344.

Certain Financial Projections Provided to the GGI Board, page 199

8. We note your revisions in response to prior comment 13. In addition to simply listing factors and assumptions underlying the projections, please expand to clarify how those factors and assumptions directly relate to the forecasted financial information.

Polestar's Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 314

9. We note your response to comment 14; however, your response did not address our concerns in their entirety. As previously requested, please tell us how you considered the guidance outlined in IFRS 15.78 which requires all information that is reasonably available to the company to be considered in estimating stand-alone selling price. Provide us with your comprehensive analysis for estimating stand-alone selling price related to the

delivery of your vehicles and support for your belief that utilizing either the adjusted market assessment approach or the expected cost plus margin approach would not provide an appropriate estimate of the stand-alone selling price for a vehicle. Your response should include evidence which supports your statements that "estimating a market price or a margin for an electric vehicle like the PS1 and PS2 is challenging because (1) the technologies in the vehicles are relatively new and complex, (2) there is a lack of direct competitors that have reached the stage of commercializing their electric vehicles and (3), for the competitors that do commercialize, there is a wide variation in market price. While Polestar can reasonably determine the expected cost of its vehicles, determining a margin that would be appropriate is equally as challenging as determining a market price for the same reasons."

Polestar Automotive Holdings Limited

Notes to the Consolidated Financial Statements

Note 1. Significant accounting policies and judgements

Segment reporting, page F-66

10. In your response to prior comment 20, you stated that, as of the end of the fiscal 2020, more than 90% of your revenues were within Europe, mainly in Sweden, Norway and the Netherlands. Please revise to disclose the revenue by country, if revenues from external customers attributed to an individual foreign country are material. Refer to IAS 8.33. Please confirm to us in your next response that you will disclose geographic information about revenues derived from foreign countries or assets located in foreign countries to the extent they become material in future periods.

Revenue Recognition, page F-67

11. We note that your contracts with customers include provisions that can give rise to elements of variable consideration, such as volume related discounts, cancellation rights, and return rights. You also disclose that some of the transaction price allocated to vehicle sales are subject to certain variable constraints. Please disclose the methods, inputs, and assumptions used to estimate variable consideration for each revenue contract category. Refer to IFRS 15.126.

12. We note your response to comment 27 but were unable to find the disclosures required by IFRS 15.120(b) on page F-69. Please revise your footnote accordingly.

13. We refer to your revenue recognition policy for the sales of software and performance engineered kits on page F-68. You disclose the related sales-based royalties from Volvo Cars are recognized as revenues in the period in which the sales that trigger the royalties occur. In this regard, please confirm, if true, that your sales-based royalties have met the requirements outlined in paragraph B63 of IFRS 15 in order to be recognized, and revise your disclosures accordingly.

Polestar Automotive Holding Limited
Notes to Unaudited Condensed Consolidated Financial Statements
Note 2 - Revenue, page F-115

14.   We note under the table for contract liabilities on page F-116 your disclosures related to the Group's policies on buy-backs, call options and put options which refer to the revenue recognition section in Note 1 of the consolidated financial statements as of and for the year ended December 31, 2020. We were unable to find the related disclosures. Please advise or revise your notes accordingly.

General

15.   Please tell us whether GGI or Polestar is required to obtain any permissions or approvals from Chinese authorities to consummate the Business Combination, list its securities on a U.S. stock exchange or issue securities to non-Chinese investors, or for the post-closing combined company to operate its business.

16.   Please tell us the revenues that Polestar currently generates from China and Hong Kong.

17.   Please tell us whether any accounting work papers will be located in the PRC or Hong Kong and, accordingly, would be subject to PRC rules and regulations that could limit the
ability to inspect such work papers.

18.   Please summarize and confirm the extent to which the business operations of the post-closing combined company will be conducted in the PRC or Hong Kong following the Business Combination.

    You may contact Eiko Yaoita Pyles at (202)-551-3587 or Jean Yu at (202)-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Sherry Haywood at (202)-551-3345 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing